Exhibit 99.2

Sinovac’s EV71 Vaccine Phase III Clinical Trial Results Published in New
England Journal of Medicine

— Study shows vaccine provides protection against EV71-associated hand, foot and mouth disease in infants and young children

BEIJING, Feb. 26, 2014 /PRNewswire/ — Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today that Phase III clinical trial results for its proprietary Enterovirus 71 ("EV71") vaccine have been published online in the February 27th issue of The New England Journal of Medicine ("NEJM"). The clinical results showed the efficacy of the vaccine against EV71-associated hand, foot and mouth disease ("HFMD"), or herpangina, was 94.8% among infants and young children and an anti-EV71 neutralizing antibody titer of 1:16 was associated with protection against EV71 associated HFMD or herpangina. As outlined in the NEJM article, Sinovac's vaccine also demonstrated a 100% efficacy rate against EV71-associated hospitalization and against HFMD with neurologic complications, the main cause of fatalities.

The article, entitled "Efficacy, Safety, and Immunogenicity of an Enterovirus 71 Vaccine in China," chronicles the results of the Phase III clinical trial on 10,077 healthy infants and young children in China (6 to 35 months of age) with a randomized, double-blind, placebo-controlled, multicenter trial method. The subjects were randomly assigned in a 1:1 ratio to receive two intramuscular doses of either Sinovac's EV71 vaccine or placebo, 28 days apart. The surveillance period was 12 months. The primary endpoint was the occurrence of EV71-associated HFMD, or herpangina. The results showed the vaccine can provide protection against EV71 associated HFMD in infants and children.

According to the statistics from National Health and Family Planning Commission of China from 2008 to 2013, more than 9 million total cases of HFMD were reported, resulting in around 2,700 reported fatalities in China. According to an epidemiological study for the period of 2008 to 2012, around 80% of the severe cases and over 90% of fatal cases were caused by the enterovirus 71 (or EV71 ) infection.

Fengcai Zhu, M.D., Director of Jiangsu Centers for Disease Control and Prevention, co-principal investigator and lead author, said, "This study showed that the EV71 vaccine provides protection to the infants and young children against EV71-associated HFMD and the vaccine candidate has good safety and immunogenicity profile. HFMD has been an increasingly important public health issue among the young children in Asia-Pacific region, including China, and caused a significant social burden. The successful development of the EV71 vaccine is an exciting achievement by Sinovac, as it will provide an effective tool to protect infants and young children against EV71 associated HFMD, especially at the level of severe cases and potential fatalities."

Mr. Weidong Yin, Chairman, President and CEO commented, "The peer-reviewed publication in NEJM of our Phase III clinical trial results shows that our scientific contribution is acknowledged by the academia. The follow-up research is still ongoing. As there is no commercialized vaccine and no EV71 specific treatment available, there are increasing unmet medical needs. We are pleased to see that our vaccine is able to provide protection to infants and children against the EV71-associated HMFD. Sinovac is well prepared for the commercialization of this much needed vaccine. Once the regulatory approval is granted, we will be able to contribute to the overall control and prevention of this devastating disease."

About EV71 and HFMD

Enterovirus 71, or EV71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV71. A growing number of outbreaks of EV71 HFMD have been reported since 1997 across the Asia-Pacific region, including mainland China, Hong Kong, Singapore, South Korea, and Taiwan. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

In China, HFMD has become a very serious problem, especially in children, given that no vaccine and specific treatment is currently available to protect against this disease. In March 2008, an EV71 outbreak in Fuyang City of China's Anhui Province caused 23 fatalities, and attracted significant attention from the government and medical communities. In May 2008, the Chinese Ministry of Health identified EV71 as a Class C infectious disease according to prevention and control regulations. EV71 outbreaks have increased over the last five years, with more than 1 million cases identified and 500 to 900 reported fatalities each year. According to the statistics from National Health and Family Planning Commission of China from 2008 to 2013, more than 9 million cases of HFMD have been reported, resulting in around 2,700 fatalities.

About Sinovac's EV71 Vaccine

Sinovac Biotech Ltd. commenced research and development for its independently developed EV71 vaccine in 2008. In December of 2009, Sinovac completed pre-clinical research and filed a clinical trial application to China Food and Drug Administration (CFDA) and in December 2010, received CFDA's approval to assess safety and immunogenicity in Phase I and II clinical trials, and to conduct an efficacy study in a Phase III clinical trial. In 2011, Sinovac conducted and completed Phase I and II clinical trials. The results demonstrated that Sinovac's EV71 vaccine has a good safety and immunogenicity profile, which was the basis for the recently concluded Phase III clinical trial for efficacy in the beginning of 2012. The phase I clinical result was published by the peer-reviewed journal Vaccine in March of 2012. The phase II clinical results were published by "The Journal of Infectious Diseases" in 2013. And also in 2013, the results on immunogenicity, safety and lot consistency study in phase III clinical trial were published in "Clinical and Vaccine Immunology."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases including hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu) and mumps, as well as animal rabies vaccine for canines. The Company recently concluded the phase III clinical trial for enterovirus 71 (against hand, foot and mouth disease) and filed new drug application with China Food & Drug Administration. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, Panflu.1, and has manufactured it for the Chinese Central Government, pursuant to the government-stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government-stockpiling program. Sinovac is developing a number of new pipeline vaccines including vaccines for pneumococcal polysaccharides, pneumococcal conjugate, varicella and rubella. Sinovac sells its vaccines mainly in China and exports selected vaccines to Mongolia, Nepal, and the Philippines. Sinovac has also been granted a license to commercialize seasonal flu vaccine in Mexico.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9659/9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

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Media:

Aaron Estrada

The Ruth Group

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